For Period Ending 06/30/06
File No. 811-21714

Item 77C. Submission of matters to a vote of security holders

A Special Meeting of Shareholders of MML Equity Fund, MML Small Cap Equity Fund and MML Small Company Opportunities Fund, each a series of MML Series Investment Fund II, was held on April 13, 2006. Notice of the meeting, and a Proxy Statement, were distributed on or about March 17, 2006 to shareholders of record as of February 21, 2006. The results of the vote on the matters submitted to shareholders at the Special Meeting are as follows:

Proposal 1: To approve the proposed sub-advisory agreements between Massachusetts Mutual Life Insurance Company and OppenheimerFunds, Inc. with respect to the MML Equity Fund, MML Small Cap Equity Fund and the MML Small Company Opportunities Fund.

Proposal 1:	Shares	Shares For	% of shares voted	Against	% of shares voted	Abstain	% of shares voted
MML Equity Fund	52,091,440.441	50,119,360.375	96.214	798,643.117	1.533	1,173,436.949	2.253
MML Small Cap Equity Fund	7,473,026.121	7,189,983.798	96.212	115,597.991	1.547	167,444.332	2.241
MML Small Company Opportunities Fund	4,931,701.923	4,910,736.508	99.575	2,876.427	.058	18,088.988	.367

Item 77O. Transactions Effected Pursuant to Rule 10f-3

MML Small Cap Equity Fund (Series 5)

On February 8, 2006, Registrant purchased 1,800 shares issued by Morton’s Restaurant Group at a price of $17.00 per share, amounting to a $30,600 aggregate purchase price. Jefferies & Company, Inc, an affiliate of Babson Capital Management LLC, participated in the underwriting syndicate. Wachovia Securities Inc. was the broker from whom the Fund purchased shares.

MML Small Company Opportunities Fund (Series 7)

On February 8, 2006, Registrant purchased 1,500 shares issued by Morton’s Restaurant Group at a price of $17.00 per share, amounting to a $25,500 aggregate purchase price. Jefferies & Company, Inc, an affiliate of Babson Capital Management LLC, participated in the underwriting syndicate. Wachovia Securities Inc. was the broker from whom the Fund purchased shares.